Exhibit 99.1

MESOBLAST TO HOST VIRTUAL SYMPOSIUM WITH KEY OPINION LEADER HIGHLIGHTING ACUTE GRAFT VERSUS HOST DISEASE

New York, USA; and Melbourne, Australia; June 17, 2019: Mesoblast Limited (NASDAQ: MESO; ASX: MSB), global leader in cellular medicines for inflammatory diseases, today announced that it will host a virtual symposium on Monday, June 17 to discuss Mesoblast’s product candidate, remestemcel-L, in steroid refractory acute graft versus host disease (aGVHD) in children, and to include Dr. Susan E. Prockop, a key opinion leader with significant expertise and experience in treating pediatric patients with this life threatening disease. Dr. Prockop is a pediatric oncologist specializing in bone marrow and stem cell transplantation at Memorial Sloan Kettering Cancer Center in New York. She also served as an investigator in Mesoblast’s recent remestemecel-L study in pediatric patients with steroid refractory aGvHD.

The webcast event will feature a presentation by Dr. Prockop who will address the current management and treatment options for patients with aGVHD. She will also discuss her experiences with remestemcel-L in patients with steroid refractory aGVHD. Mesoblast senior management will discuss the potential market and commercial opportunities for remestemcel-L should it receive approval from the US Food and Drug Administration (FDA). The Company has agreement from the FDA for submission of a rolling Biologics License Application (BLA) for remestemcel-L in the treatment of aGVHD in children, for which the Company filed the first component of in May of 2019.

Interested parties may access the event on Monday, June 17 at 9:00am EDT (11:00 pm AEST) by dialing (866) 939-3921 (US); 1 800 507 265 (Australia) or 0808 238 9578 (UK) using the confirmation code 48733893.

The webcast can be accessed live here: http://www.wsw.com/webcast/cc/meso. The webcast will also be accessible on the Investors & Media section of the Company’s website at www.mesoblast.com.

About Steroid-refractory Acute Graft Versus Host Disease

Steroid-refractory acute graft versus host disease (aGVHD) is a life-threatening complication of a bone marrow transplant in patients primarily being treated for blood cancers. There are more than 30,000 allogeneic bone marrow transplants performed globally, with 20-25% occurring in children. Currently, there are no approved products for aGVHD in children outside Japan, where Mesoblast licensee JCR Pharmaceuticals markets TEMCELL®1 HS Inj. for both children and adults with aGVHD.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) has leveraged its proprietary technology platform to establish a broad portfolio of late-stage allogeneic (off-the-shelf) product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176